

Mail Stop 4631

February 2, 2010

**<u>Via U.S. mail and facsimile</u>**

Mr. Robert J. Whelan
Chief Financial Officer
Eaton Vance Corp.
2 International Place
Boston, MA  02110

> **RE:** **Form 10-K for the year ended October 31, 2009**
> **File No. 001-08100**

Dear Mr. Whelan:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Business

Sponsored Investment Products, page 5

2.  Please tell us what consideration you have given to disclosing performance related information about your funds to provide investors with more information about the overall performance history of your funds. For example, you could disclose the percentage of AUM that exceeded certain benchmark returns or peer groups or you could provide relevant fund ranking information.

Investment Management and Administrative Activities, please 8

3.  Please tell us and revise your future filings to explain the extent to which you participate in any incentive/performance fee arrangements whereby you have the opportunity to earn additional incentive income if funds exceed specified performance thresholds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Long-Term Fund and Separate Account Net Flows, page 23

4.  We note that you provide a roll-forward of AUM by product type on page 24. Please provide a more detailed explanation of the reasons for changes in inflows or outflows by product type. Your table of net flows by investment category on page 23 provides explanations of the reasons for changes in net asset flows. Please revise to address the reasons for changes in inflows separate from outflows.

Asset Flows, page 24

5.  If the AUM for any individual long-term fund or separate account are material to understanding your results of operations or cash flows, you should supplement your table on page 24 with an AUM roll-forward for that individual fund or separate account as well. For example, if the investment advisory and administration fees, distribution fees, or service fees you earn have been materially impacted by any single investment fund (or it is anticipated that such fees will be materially impacted in the foreseeable future) a roll-forward for that particular fund should be provided. To the extent that you provide an AUM roll-forward for an individual fund or separate account, please also provide a reasonably detailed analysis of the impact that the fund's performance had on your results of operations and cash flows.

Consolidated Financial Statements

Note 5 – Investments, page 73

6.  Please revise your future filings to explain what caused the reduction in your 35% equity interest in Eaton Vance Cash Management Fund during fiscal 2009.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please furnish your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,


John Hartz
Senior Assistant Chief Accountant